February 11, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Chico’s FAS, Inc. Form 10-K for fiscal year ended February 2, 2013 filed on March 20, 2013. File No.: 011-16435

Dear Ms. Jenkins:

Chico’s FAS, Inc. (the “Company”), our client, is in receipt of your letter dated January 28, 2014, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) issued in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended February 2, 2013 (the “Letter”). We had a telephone conference with Mr. Regan of the Staff last Thursday and he was very helpful in clarifying certain of the Staff’s comments and the related issues. Based on that telephone conference, the Company is currently working on a reply letter to address the Staff’s comments. However, due to pre-existing commitments and schedules, we hereby respectfully request on behalf of the Company for an extension to February 21, 2014 to respond to the Staff’s Letter.

Thank you for your consideration of the requested extension. If you have any questions or comments, please contact me at 813-229-4219.

Sincerely,

/s/ Richard A. Denmon

Richard A. Denmon

Attorney at Law

4221 W. Boy Scout Blvd., Ste. 1000

Tampa, Florida 33607-5780

Direct: 813.229.4219 | Fax: 813.229.4133